Exhibit 99.2

Supplemental Agreement to Amended and Restated Registration Rights Agreement

This Supplemental Agreement to Amended and Restated Registration Rights Agreement (“Agreement”) is dated as of August 30, 2024 by and between Maxeon Solar Technologies, Ltd., a company incorporated in Singapore with company registration number 201934268H (the “Company”) and Zhonghuan Singapore Investment and Development Pte. Ltd., a private company limited by shares incorporated under the laws of Singapore with company registration number 201939428H (“TZE”)

WHEREAS, TZE and the Company and entered into a Forward Purchase Agreement, dated June 14, 2024 (the “Forward Purchase Agreement”), pursuant to which, among other things, the Company agreed to issue and sell to TZE and TZE agreed to purchase from the Company, subject to the terms and conditions of the Forward Purchase Agreement, Ordinary Shares (as defined below) of the Company (the “Forward Purchase Shares”) for an aggregate purchase price of US$100 million (the “Forward Purchase Investment”);

WHEREAS, TZE and the Company entered into an amended and restated registration rights agreement, dated June 20, 2024 (the “A&R RRA”), pursuant to which the Company granted certain registration rights to TZE for the Registrable Securities (as defined in the A&R RRA); and

WHEREAS, as a condition to the closing of the Forward Purchase Investment, the Company and TZE desire to amend the A&R RRA as set forth herein;

NOW, THEREFORE, in consideration of the foregoing, and the representations, warranties, covenants and agreements set forth herein, and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, and intending to be legally bound hereby, the parties hereto hereby agree to amend the A&R RRA as follows (amended texts of the A&R RRA are shown in double-underline and deletions shown in ~~strikethrough~~):

Article I

Amendments to the A&R RRA

Section 1.01 Amendment to Section 1.1 of A&R RRA. Certain definitions under Section 1.1 of the A&R RRA are hereby inserted or amended and restated as follows:

(ee)”Registrable Securities” shall mean (i) the Conversion Shares issued or issuable upon the conversion of the Amended 2029 First Lien Notes, (ii) the Interest Payment Shares issued or issuable pursuant to the terms of the Existing First Lien Notes (which, for the avoidance of doubt, shall include the Interest Payment Shares issued in payment of interest accrued from and after February 17, 2024); (iii) the Conversion Shares issued or issuable upon the conversion of the New 2029 First Lien Notes, (iv) the FPA Shares; ~~and~~ (v) the Warrant Shares, and (vi) the Option Shares, in each case and any securities into or for which such securities have been converted or exchanged, and any security issued with respect thereto upon any stock dividend, split or similar event; provided, however, that the securities described in this definition shall cease to be Registrable Securities at the earliest to occur of (i) the Shelf Registration Statement with respect to such securities shall have been declared effective under the Securities Act and such securities shall have been disposed of pursuant to such Shelf Registration Statement, (ii) such securities shall have ceased to be outstanding, (iii) such securities may be sold by the applicable Holder pursuant to the provisions of Rule 144 without volume or manner-of-sale restrictions pursuant to Rule 144 and as to which any legend restricting further transfer with regard to such securities has been removed or (iv) such securities have been sold in a private transaction in which the transferor’s rights pursuant to this Agreement are not validly transferred or assigned in accordance with this Agreement.

(uu) “A&R Option Agreement” means that certain amended and restated option agreement, dated May 30, 2024, between the Company and TZE.

(vv) “Option Shares” means the Ordinary Shares issued or issuable upon one or more exercises pursuant to the A&R Option Agreement.

Article II

MISCELLANEOUS PROVISIONS

Section 2.01 This Agreement shall be governed by and construed in accordance with the laws of the State of New York.

Section 2.02 This Agreement may be signed in various counterparts which together will constitute one and the same instrument.

Section 2.03 This Agreement is an amendment supplemental to the A&R RRA and the A&R RRA and this Agreement will henceforth be read together.

Section 2.04 Except as amended hereby, all of the provisions of the A&R RRA shall remain in full force and effect as set forth therein.

Section 2.05 The provisions of this Agreement shall be effective upon execution.

IN WITNESS WHEREOF, the parties hereto have signed this Agreement as of the date first written above.

Maxeon Solar Technologies, Ltd.

By:	/s/ Kai Strohbecke
	Name:	Kai Strohbecke
	Title:	Chief Financial Officer

[Signature Page to Supplemental Agreement to A&R RRA]

IN WITNESS WHEREOF, the parties hereto have signed this Agreement as of the date first written above.

Zhonghuan Singapore Investment and Development Pte. Ltd.

By:	/s/ Shilong Qin
	Name:	Shilong Qin
	Title:	Director

[Signature Page to Supplemental Agreement to A&R RRA]

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